UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TAL Education Group
(Name of Issuer)

American Depository Shares
(Title of Class of Securities)

874080104
(CUSIP Number)

February 24, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874080104

1)	NAMES OF REPORTING PERSONS:

Hillhouse Capital Management, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)[ ]
(b)[ ]

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

Number of shares beneficially owned by each reporting person with:

5)	SOLE VOTING POWER	616,170

6)	SHARED VOTING POWER	0

7)	SOLE DISPOSITIVE POWER	616,170

8)	SHARED DISPOSITIVE POWER	0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 616,170

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.1% (see Item 4)

12)	TYPE OF REPORTING PERSON: OO

SCHEDULE 13G

Item 1(a).	Name of Issuer:

TAL Education Group

Item 1(b).	Address of Issuer's Principal Executive Offices:

18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District
Beijing 100080
People's Republic of China

Item 2(a).	Name of Person Filing:

Hillhouse Capital Management, Ltd.

Item 2(b).	Address or Principal Business Office:

Walkers Corporate Services Limited
Walker House, 87 Mary Street
George Town
Grand Cayman
Cayman Islands, KY1-9005

Item 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Title of Class of Securities:

American Depository Shares, par value $0.001 per share
(Each ADS represents two (2) Class A Common Shares)

Item 2(e).	CUSIP Number:

874080104

Item 3.	Not Applicable

Item 4.	Ownership:

  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned: 616,170

(b) Percent of class: 5.1%(1)

(c) Number of shares as to which the person has:

i. Sole power to vote or to direct the vote: 616,170

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 616,170

iv. Shared power to dispose or to direct the disposition of: 0

(1)The reporting person identified in Item 2(a) above holds American Depository Shares, each representing two (2) Class A Common Shares.  The percentages used herein are calculated based upon the shares of Class A Common Stock issued and outstanding as of October 19, 2010, as reported on the Issuer's Prospectus on Form 424B4 filed with the Securities and Exchange Commission by the Issuer on October 20, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2011

HILLHOUSE CAPITAL MANAGEMENT, LTD.

By:	/s/ Cuifang Ma
Cuifang (Tracy) Ma, Managing Director